

July 26, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Dennis J. Hickey
Principal Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

> **Re: Colgate-Palmolive Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2016**
> **Forms 8-K filed January 29, 2016 and April 28, 2016**
> **File No. 1-00644**

Dear Mr. Hickey:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction